

Mail Stop 3561

December 8, 2015

Cameron Cox
Chief Executive Officer
FutureLand Corp.
3637 4th Street North, #330
Saint Petersburg, Florida 33704

   Re: **FutureLand Corp.**
      Current Report on Form 8-K
      Filed June 19, 2015
      File No. 000-53377

Dear Mr. Cox:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jennifer López for

         Mara L. Ransom
         Assistant Director
         Office of Consumer Products

cc: Craig A Huffman, Esq.
    Securus Law Group